Exhibit 99.7

THIRD AMENDMENT

TO RIGHTS AGREEMENT

This THIRD AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) is entered into this 3rd day of April 2023, by and between Nam Tai Property Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent (the “Rights Agent”), and amends that certain Rights Agreement, dated as of December 13, 2021, by and between the Company and the Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of January 12, 2022, and the Second Amendment to Rights Agreement, dated as of December 13, 2022 (as amended, the “Rights Agreement”). All capitalized terms used herein and not otherwise defined herein shall have the meaning(s) ascribed to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement;

WHEREAS, pursuant to Article V, Section 5.4 of the Rights Agreement, the Company and the Rights Agent may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights prior to the Flip-in Date in accordance with the terms of such Rights Agreement; and

WHEREAS, the Board of Directors of the Company has determined that it is desirable and in the best interest of the Company to amend the definition of “Acquiring Person” in Article I, Section 1.1 of the Rights Agreement in accordance with Article V, Section 5.4 thereof, and to make certain related amendments.

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereto hereby agree as follows:

1.

Amendment to Article I, Section 1.1; Definition of “Acquiring Person”. The definition of “Acquiring Person” set forth in Article I, Section 1.1 of the Rights Agreement is hereby amended and restated in its entirety to read as follows: ““Acquiring Person” shall mean any Person who is or becomes the Beneficial Owner of more than 10% of the issued Shares at any time after the first public announcement of this Agreement; provided, however, that the term “Acquiring Person” shall not include any Person (i) who is the Beneficial Owner of more than 10% of the issued Shares at the time of the first public announcement of the adoption of this Agreement, who has disclosed the full extent of such Beneficial Ownership of Shares on Schedule 13D under the Exchange Act (as hereinafter defined) and the rules and regulations thereunder and in accordance with any other applicable law, rule or regulation as such disclosure is in effect at the time of the first public announcement of the adoption of this Agreement, and who continuously thereafter is the Beneficial Owner of more than 10% of the issued Shares, until such time thereafter as such Person becomes the Beneficial Owner (other than by means of a share dividend, share split or reclassification) of one or more additional Shares, (ii) who is an Exempt Person, (iii) who becomes the Beneficial Owner of more than 10% of the issued Shares after the time of the first public announcement of this Agreement solely as a result of (A) an acquisition by the Company of Shares, until such time after the public announcement by the Company of such repurchases as such Person becomes the Beneficial

Owner (other than by means of a share dividend, share split or reclassification) of one or more additional Shares while such Person is or as a result of which such Person becomes the Beneficial Owner of more than 10% of the issued Shares, (B) the occurrence of a Flip-in Date which has not resulted from the acquisition of Beneficial Ownership of Shares by such Person or any of such Person’s Affiliates or Associates, and (C) a share purchase or issuance (including debt-for-equity exchanges), directly from the Company or indirectly through an underwritten offering by the Company, in a transaction approved by the Board of Directors; provided, however, that a Person shall be deemed to be an “Acquiring Person” pursuant to subsection (C) hereof if such Person (1) is or becomes the Beneficial Owner of more than 10% of the issued Shares following such transaction and (2) subsequently becomes, without the prior written consent of the Company, the Beneficial Owner of additional shares that, in the aggregate, amount to 0.1% or more of the issued Shares while such entity is the Beneficial Owner of more than 10% of the issued Shares, (iv) who becomes the Beneficial Owner of more than 10% of the issued Shares but who acquired Beneficial Ownership of Shares without any plan or intention to seek or affect control of the Company, if such Person promptly divests, or promptly enters into an agreement with, and satisfactory to, the Board of Directors, in the Board of Directors’ sole discretion, to divest, and subsequently divests in accordance with the terms of such agreement (without exercising or retaining any power, including voting power, with respect to such shares), sufficient Shares (or securities convertible into, exchangeable into or exercisable for Shares or otherwise deemed to be Beneficially Owned by such Person) so that such Person ceases to be the Beneficial Owner of more than 10% of the issued Shares, or (v) who becomes the Beneficial Owner of more than 10% of the issued Shares solely as a result of any unilateral grant or issuance of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted or issued by the Company to its directors, officers and employees; provided, however, that if a Person becomes the Beneficial Owner of more than 10% of the issued Shares of the Company by reason of a unilateral grant or issuance of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted or issued by the Company to its directors, officers and employees, then such Person shall nevertheless be deemed to be an “Acquiring Person” if such Person thereafter becomes the Beneficial Owner (other than by means of a share dividend, share split or reclassification) of one or more additional Shares while such Person is or as a result of which such Person becomes the Beneficial Owner of more than 10% of the issued Shares. In addition, the Company, any Subsidiary of the Company and any employee share ownership plan or other employee benefit plan of the Company or a Subsidiary of the Company (or any entity or trustee holding Shares for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company) shall not be an Acquiring Person. Notwithstanding the foregoing, any Person who was not required to file a Schedule 13D as of the time of the public announcement of this Agreement or who has acquired one or more additional Shares since the date of its last filing on Schedule 13D, so that it does not fit within the exemption in clause (i) of this definition, shall not be an Acquiring Person if the failure to make an initial or amended filing was not in violation of Rules 13d-1 or 13d-2 and such Person promptly divests or promptly enters into an agreement with, and satisfactory to, the Board of Directors, in the Board of Directors’ sole discretion, to divest, and subsequently divests in accordance with the terms of such agreement (without exercising or retaining any power, including voting power, with respect to such shares), (x) the number of Shares which were acquired since the last filing by such Person and prior to the public announcement of the adoption of this Agreement with respect to Persons who have a Schedule 13D on file and (y) the number of Shares which result in Beneficial Ownership of more than 10% of the issued Shares with respect to Persons who have not made an initial Schedule 13D filing, and the Board of Directors, in the Board of Directors’ sole discretion, may determine to exempt any such Person from the requirement in this sentence to divest shares. In addition, Deutsche Bank AG, Hong Kong Branch which owns Shares as described by the receivers acting on its behalf (appointed pursuant to the Deed of Appointment of Receivers dated December 3, 2021) to the interim Chief Financial Officer of the Company on December 7, 2021 shall not be an Acquiring Person with respect to the ownership of the Shares position described to the Company until such time after the public announcement of the adoption of this Agreement as such entity becomes the Beneficial Owner (other than by means of a share dividend, share split or reclassification) of one or more additional Shares while such entity is the Beneficial Owner of more than 10% of the issued Shares.”

2.

Continuing Effect. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement, as amended hereby. The Rights Agreement, as modified by this Amendment, will remain in full force and effect. Upon the execution and delivery of this Amendment by the parties hereto as of the date first above written, the Rights Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Rights Agreement, and this Amendment and the Rights Agreement shall be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action taken under the Rights Agreement.

3.

Severability. If any term or provision of this Amendment or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions of this Amendment or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable; provided, that if any such excluded term or provision shall adversely affect the rights, immunities, duties, liabilities, or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

4.

Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts entered into, made within, and to be performed entirely within such state without giving effect to any choice or conflict of laws provisions or rules that would cause the application of laws of any jurisdiction other than the State of Delaware; provided, however, that all provisions regarding the rights, duties, liabilities and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts entered into, made within, and to be performed entirely within such state.

5.

Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile, PDF, or other electronic means), and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to Rights Agreement to be duly executed as of the date first above written.

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Patrick Mullaly
Name:	Patrick Mullaly
Title:	Vice President & Group Manager

SIGNATURE PAGE TO

THIRD AMENDMENT TO RIGHTS AGREEMENT